082-04518

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED

4 May 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

07023242

SUPPL

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
MAY 09 2007
THOMSON
FINANCIAL

Enc

dlw 5/7

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Sharesave scheme

3. Period of return: From **01/11/2006** to **30/04/2007**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   1,502,325 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   1,848,694 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

   24,653,631 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   8,246,046 ORDINARY 6 14/81p 25/10/2004
   10,000,000 ORDINARY 6 14/81p 24/03/2005
   25,000,000 ORDINARY 6 14/81p 27/04/2006
   25,000,000 ORDINARY 6 14/81p 27/04/2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,669,877,696 as at 30 April 2007

Contact for Queries:

Name : Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Executive Share Option scheme

3. Period of return: From **01/11/2006** to **30/04/2007**

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end
   of last period

   1,168,847 ORDINARY 6 14/81p

5. Number of shares issued/allotted
   under scheme during period

   1,858,181 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted
   at end of period

   9,310,666 ORDINARY 6 14/81p

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   2,628,006 ORDINARY 6 14/81p 25/10/2004
   5,000,000 ORDINARY 6 14/81p 04/04/2005
   10,000,000 ORDINARY 6 14/81p 24/03/2006
   10,000,000 ORDINARY 6 14/81p 24/03/2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,669,877,696 as at 30 April 2007

Contact for Queries:

Name : Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Share Incentive Plan

3. Period of return: From **01/11/2006** to **30/04/2007**

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end
   of last period

   818,276 ORDINARY 6 14/81p

5. Number of shares issued/allotted
   under scheme during period

   270,129 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted
   at end of period

   548,147 ORDINARY 6 14/81p

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   265,283 ORDINARY 6 14/81p 25/10/2004
   2,000,000 ORDINARY 6 14/81p 17/02/2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,669,877,696 as at 30 April 2007

Contact for Queries:

Name: Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Long Term Incentive Scheme

3. Period of return: From **01/11/2006** to **30/04/2007**

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end
   of last period

   2,440,234 ORDINARY 6 14/81p

5. Number of shares issued/allotted
   under scheme during period

   4,475,228 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted
   at end of period

   965,006 ORDINARY 6 14/81p

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   10,000,000 ORDINARY 6 14/81p 03/03/2006
   3,000,000 ORDINARY 6 14/81p 28/03/2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,669,877,696 as at 30 April 2007

Contact for Queries:

Name: Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Share Award Scheme

3. Period of return: From **01/11/2006** to 30/04/2007

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end
   of last period

   0 ORDINARY 6 14/81p

5. Number of shares issued/allotted
   under scheme during period

   0 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted
   at end of period

   2,000,000 ORDINARY 6 14/81p

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   2,000,000 ORDINARY 6 14/81p 24/08/2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,669,877,696 as at 30 April 2007

Contact for Queries:

Name: Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica North American Share Purchase Plan

3. Period of return: From **01/11/2006** to **30/04/2007**

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end
   of last period

   0 ORDINARY 6 14/81p

5. Number of shares issued/allotted
   under scheme during period

   7,072 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted
   at end of period

   42,928 ORDINARY 6 14/81p

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   50,000 ORDINARY 6 14/81p 22/01/2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,669,877,696 as at 30 April 2007

Contact for Queries:

Name: Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD